Filed Pursuant to Rule 424(b)(5)
Registration Number 333-137526
PROSPECTUS SUPPLEMENT
(To Prospectus dated September 22, 2006)
215,000 SHARES
WASTE MANAGEMENT, INC.
COMMON STOCK

     Our common stock is listed on the New York Stock Exchange under the trading symbol “WMI.” On March 8, 2007, the last reported sale price of the common stock on the New York Stock Exchange was $33.84 per share.
     We are issuing the shares directly to a warrant holder upon exercise by such holder of eight currently outstanding warrants. The warrants, originally issued in 1997, entitle the holder to purchase an aggregate of 215,000 shares of our common stock at a purchase price of $19.3020 per share.
     We will use the net proceeds of approximately $4 million from the sale of the shares for general corporate purposes.
     Investing in the common stock involves risks that are described in the “Risk Factors” section of our periodic reports and incorporated in the prospectus dated September 22, 2006 by reference to the those reports.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     We expect to deliver the shares against payment therefor in Houston, Texas on or about March 9, 2007.

Prospectus Supplement dated March 9, 2007